[GRAPHIC OMITTED] Acergy

NEWS RELEASE

                Acergy S.A. $195 million contract award in Canada

London, England - February 13, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a $195 million EPIC contract from EnCana Corporation for offshore installation SURF work on the Deep Panuke field located offshore Halifax, Nova Scotia, Canada.

The contract is for the installation, burial and tie in of circa 17km of 8" infield flowlines and umbilicals to four production wells as well as an acid gas disposal flowline, connecting to a centrally located Floating Production Unit. Offshore installation by the Acergy Falcon and the Acergy Discovery is scheduled to commence during the second quarter of 2010.

0yvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said, "As a leading seabed to surface engineering and offshore construction company with a strong record globally, we are delighted to have won such a prestigious contract.

"It is an honour to have been chosen by EnCana Corporation to work on Deep Panuke. Acergy will deliver engineering skills, on-the-ground expertise and support from our expanding Canadian offices in Eastern Canada including Halifax, Nova Scotia and St. John's, Newfoundland.

"The award of this contract marks the latest chapter in the success of our Canadian operations which are an integral part of Acergy's Northern Europe and Canada Region, and we look forward to strengthening our relationship with EnCana Corporation in the future."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:

Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected value of the awarded contract, statements as to the expected date of commencement of work under the contract, statements as to the development of the Canadian offshore industry and statements as to the expected ability to utilise certain resources of the project support office in Newfoundland and the expansion of that support office. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.